Exhibit 99.2

Attention Business/Financial Editors: Scotiabank achieves record earnings
Third quarter highlights compared to the same period a year ago:

— Net income of $626 million, up from $564 million

— Earnings per share (diluted) of $1.20, up from $1.05

— Return on equity of 17.7%, an increase from 16.2%

— Tier 1 capital ratio of 10.6%, up from 9.8%

— Provision for credit losses of $200 million, down from $400 million

TORONTO, Aug. 26 /CNW/ - Scotiabank reported record earnings in the third quarter of 2003, with net income of $626 million. Earnings per share (diluted) were $1.20, up from $1.05 for the third quarter of 2002. Return on equity was strong at 17.7%.

“Our third quarter results demonstrate the strength of our diversified earnings streams and our business lines’ ability to deliver record earnings, even during periods of challenging market and credit conditions,” said Peter Godsoe, Chairman and CEO. “All three major businesses did very well.

“Specific provisions for credit losses have decreased significantly, and we remain cautiously optimistic that the worst of the credit cycle is behind us. Nevertheless, the conservative management of our credit portfolios remains an important priority.

“Our growing and industry-leading capital ratios continue to be a strength for the Bank, providing us with the flexibility to keep increasing dividends and take advantage of business opportunities as they arise.

“Our record results are a tribute to Scotiabank employees who continue to deliver excellent customer service. Based on the strength of our year-to-date performance, we remain confident that we will be able to achieve our performance targets for 2003.”

For the nine-month period ended July 31, 2003, net income was $1,817 million, compared to $1,214 million in the same period last year. Excluding the 2002 charges related to Argentina(1), net income was $1,754 million in the same period a year ago. Earnings per share (diluted) were $3.43 versus $2.21 ($3.26 excluding the charges related to Argentina(1)), and return on equity was 17.2% compared to 11.7% (16.8% excluding the charges related to Argentina(1)).
Performance versus our 2003 targets was as follows:

1.	TARGET: Earn a return on equity (ROE) of 15% to 18%. Year to date, Scotiabank earned a ROE of 17.2%.

2.	TARGET: Generate growth in earnings per common share of 5% to 10% per year (excluding 2002 Argentina charges(1)). Year to date, our growth in earnings per share was 5.2%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s year-to-date performance was 54.0%, one of the best in the financial sector.

4.	TARGET: Maintain a Tier 1 capital ratio of greater than 8.0%. At 10.6%, Scotiabank’s Tier 1 capital ratio remained one of the highest of the Canadian banks and strong by international standards.

(1)	Refer to details of 2002 charges related to Argentina discussed in Table 24 (on page 74) and Note 23 (on page 110) of the 2002 Scotiabank Annual Report.

Financial Highlights	As at and for the three months ended

(Unaudited)	July 31 2003	April 30 2003	July 31 2002

Operating results ($ millions)
Net interest income (TEB(2))	1,630	1,603	1,733
Total revenue (TEB(2))	2,639	2,568	2,729
Provision for credit losses	200	248	400
Non-interest expenses	1,453	1,429	1,395
Net income	626	596	564
Net income available to
common shareholders	616	572	537

Operating performance
Basic earnings per share ($)	1.22	1.14	1.07
Diluted earnings per share ($)	1.20	1.12	1.05
Return on equity (%)	17.7	17.2	16.2
Productivity ratio (%) (TEB(2))	55.1	55.6	51.1
Net interest margin on total
average assets (%) (TEB(2))	2.28	2.25	2.33

Balance sheet information ($ millions)
Loans and acceptances	179,577	189,182	194,710
Total assets	282,160	291,700	299,757
Deposits	190,284	189,218	197,508
Common shareholders’ equity	13,933	13,603	13,359
Assets under administration	152,838	146,425	151,981
Assets under management	17,464	17,331	19,737

Capital measures
Tier 1 capital ratio (%)	10.6	10.3	9.8
Total capital ratio (%)	13.1	12.7	12.5
Tangible common equity to
risk-weighted assets(3) (%)	8.7	8.4	8.0
Risk-weighted assets ($ millions)	157,191	159,106	168,732

Credit quality
Net impaired loans after
general allowance ($ millions)	317	378	1,019
General allowance for credit
losses ($ millions)	1,475	1,475	1,475
Specific provision for credit losses
as a % of average loans and acceptances	0.43	0.53	0.82

Common share information
Share price ($)
High	64.38	55.79	56.19
Low	55.03	49.67	44.06
Close	60.47	55.79	49.25
Shares outstanding (thousands)
Average (basic)	505,226	503,494	504,755
Average (diluted)	513,750	511,252	513,533
End of period	506,127	503,968	503,790
Dividends per share ($)	0.44	0.40	0.37
Dividend yield (%)	2.9	3.0	3.0
Market capitalization ($ millions)	30,605	28,116	24,812
Book value per share ($)	27.53	26.99	26.52
Market value to book value multiple	2.2	2.1	1.9
Price to earnings multiple
(trailing 4 quarters)	13.2	12.6	14.8

Other information
Employees	43,869	43,772	46,933
Branches and offices	1,844	1,846	1,952

	For the nine months ended

(Unaudited)	July 31 2003		July 31 2002

		As Reported	Excluding charges for Argen- tina(1)

Operating results ($ millions)
Net interest income (TEB(2))	4,844	5,241	5,241
Total revenue (TEB(2))	7,852	8,164	8,271
Provision for credit losses	773	1,600	1,100
Non-interest expenses	4,237	4,412	4,412
Net income	1,817	1,214	1,754
Net income available to
common shareholders	1,756	1,133	1,673

Operating performance
Basic earnings per share ($)	3.48	2.25	3.32
Diluted earnings per share ($)	3.43	2.21	3.26
Return on equity (%)	17.2	11.7	16.8
Productivity ratio (%) (TEB(2))	54.0	54.0	—
Net interest margin on total
average assets (%) (TEB(2))	2.23	2.36	—

Balance sheet information ($ millions)
Loans and acceptances
Total assets
Deposits
Common shareholders’ equity
Assets under administration
Assets under management

Capital measures
Tier 1 capital ratio (%)
Total capital ratio (%)
Tangible common equity to
risk-weighted assets(3) (%)
Risk-weighted assets ($ millions)

Credit quality
Net impaired loans after
general allowance ($ millions)
General allowance for credit
losses ($ millions)
Specific provision for credit losses
as a % of average loans and acceptances	0.55	1.12	0.77

Common share information
Share price ($)
High	64.38	56.19	—
Low	44.55	44.05	—
Close
Shares outstanding (thousands)
Average (basic)	504,418	504,468	—
Average (diluted)	512,430	513,365	—
End of period
Dividends per share ($)	1.24	1.08	—
Dividend yield (%)	3.0	2.9	—
Market capitalization ($ millions)
Book value per share ($)
Market value to book value multiple
Price to earnings multiple
(trailing 4 quarters)

Other information
Employees
Branches and offices

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.
(1)	Scotiabank’s results for 2002 included charges of $540 million (after tax) related to Argentina. These charges were discussed in detail in Table 24 (on page 74) and Note 23 (on page 110) of the 2002 Scotiabank Annual Report. For the presentation of these 2002 results, management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. Earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.
(2)	Refer to details of taxable equivalent basis (TEB) measures, footnotes 1 and 4, further below.
(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

Management’s Discussion and Analysis

Review of Operating Performance

Total revenue

Total revenue (on a taxable equivalent basis) for the third quarter, at $2.6 billion, was lower than the $2.7 billion recorded in the same quarter last year, but $71 million above last quarter. The year-over-year decline mainly resulted from the translation effect of a stronger Canadian dollar on revenues denominated in foreign currencies, and the effect of last year’s sales of the operations of Scotiabank Quilmes and the Bank’s merchant acquirer business. These were partially offset by higher Canadian interest profits and investment banking revenues.

Net interest income

Net interest income (on a taxable equivalent basis) was $1,630 million, compared to $1,733 million in the same quarter a year ago. This quarter was $27 million higher than last quarter, due to three additional days.

Canadian interest profits rose by 8% from the same quarter last year to $975 million, driven by a significant $10 billion increase in average Canadian currency earning assets, mainly from strong growth in mortgage and personal lending.

Foreign interest profits were $655 million, a decline of $176 million from the third quarter of last year, due mainly to the appreciation of the Canadian dollar and lower funding spreads. Also, last year’s results included our Argentine operations, which were sold in the fourth quarter. These were partly offset by higher underlying interest profits in the Bank’s Mexican subsidiary, Scotiabank Inverlat, and in our Caribbean operations.

The Bank’s overall interest margin on total assets in the third quarter was 2.28%, versus 2.33% a year ago and 2.25% last quarter.

Other income

Other income was $1,009 million this quarter, $13 million higher than the same quarter last year. Excluding last year’s contributions from Scotiabank Quilmes and the merchant acquirer business, the year-over-year increase was $43 million or 4%, despite this year’s revenues being depressed by the impact of the stronger Canadian dollar. This growth was driven by a record quarter in underwriting and strong deposit, payment and card services revenues, credit fees and foreign exchange revenues. These were partly offset by lower gains on the sale of securities.

Compared to last quarter, other income rose by $44 million, mainly due to record underwriting results, higher deposit, payment and card services revenues, and an increase in securitization income. As well, for the first time in several quarters, there was an increase in retail brokerage revenues. The preceding items were partially offset by lower trading revenues and reduced gains on the sale of securities.

Non-interest expenses and productivity

Non-interest expenses remained well controlled. This quarter, they were $1,453 million, up 4% from the same quarter last year. Excluding expenses related to Scotiabank Quilmes and the Bank’s merchant acquirer business, expenses increased 6% year over year. The largest component was salaries and benefits, which rose by $74 million compared to last year, due entirely to higher stock and performance-based compensation, and increased pension costs. The Bank’s outsourcing of its data processing operations resulted in higher computer expenses, mostly offset by reductions in other categories.

There were declines or modest growth in most of the remaining expenses, assisted by the favourable impact of foreign currency translation.

Quarter over quarter, expenses rose by $24 million or 2%, due mainly to higher stock and performance-based compensation, and three extra days in the quarter, partly offset by last quarter’s charge relating to the settlement with the creditors of Scotiabank Quilmes, Argentina.

The productivity ratio - which measures how efficiently the Bank generates revenues - was again very good, at 55.1%.

Taxes

The Bank’s effective tax rate for the quarter was 23.7%, a decline from 27.7% in the same quarter a year ago, primarily due to reductions in the federal and provincial corporate tax rates. However, the rate rose from 19.2% in the prior quarter, because of a reduced level of tax-exempt dividend income and a decrease in earnings from certain international subsidiaries in countries with lower effective tax rates.

Non-controlling interest

The non-controlling interest in net income of subsidiaries was $69 million, an increase of $10 million from the same quarter last year, but down slightly compared to last quarter. The year-over-year change was mostly due to the issuance of Scotiabank Trust Securities (“Scotia BaTS II”) on February 13, 2003; this higher cost was offset by a reduction in preferred dividends, as certain preferred shares were redeemed during the past year. The non-controlling interest was $1 million lower than the prior quarter, primarily due to the purchase of an additional 36% of Scotiabank Inverlat on April 30, 2003; however, this was largely offset by higher earnings this quarter in Scotiabank Inverlat, and Jamaica.

Risk management

The Bank’s key risk management policies and practices are unchanged from those outlined on pages 59 to 66 of the 2002 Annual Report.

Credit risk

The total provision for credit losses was $200 million this quarter, a substantial improvement from $400 million in the third quarter of last year, and down from $248 million last quarter. Excluding reversals related to Argentine cross-border loans, the provision for credit losses was $224 million this quarter and $275 million last quarter.

Credit quality of the domestic retail and commercial portfolios continued to be good, and the provisions for credit losses remained relatively stable compared to last year and last quarter.

Credit losses in international operations remained low. These losses were further reduced by the reversal of $24 million in provisions against Argentine cross-border loans this quarter, following their sale or repayment.

In Scotia Capital, the provision for credit losses declined a substantial $220 million from the same quarter last year and $39 million from the prior quarter. Continued reductions in loan losses in the U.S. accounted for the year-over-year decrease. Renewed access to the capital markets has added stability to sectors such as power and energy, as well as telecommunications and cable. While most of the major borrowers in the power and energy sector have successfully completed debt restructurings, we continue to proactively manage this portfolio. Overall, even though credit conditions have improved, the conservative management of our credit portfolios remains an important priority, given the uncertain economic environment.

Total net impaired loans, after deducting the allowance for credit losses (both specific and general), were $317 million, a significant improvement of $702 million from the same quarter a year ago. Net impaired loans have now fallen for four successive quarters, including a decrease of $61 million this quarter. These improvements were largely a result of lower levels of impaired loans in Scotia Capital and the effect of last year’s sale of the operations of Scotiabank Quilmes, Argentina.

Market risk

Value at Risk (VAR) is a key measure of market risk in the Bank’s trading activities, representing the potential loss from holding a position for one day, at a 99% confidence level. For the third quarter, the average one-day VAR was $9.0 million, up marginally from $8.6 million in the second quarter. This increase was due to higher equity exposure.

Average daily trading revenue was $2.9 million for the third quarter, down from $3.3 million in the second quarter. Trading revenue was positive on more than 90% of the days this quarter.

Liquidity risk

At the end of the third quarter of 2003, liquid assets rose to $70 billion, representing 25% of total assets, compared to 23% of total assets at the end of the previous quarter.

In conducting its day-to-day operations, certain activities of the Bank require the pledging of assets. Total assets pledged were $43 billion at July 31, 2003, compared to $51 billion at April 30, 2003. The majority of the assets pledged relate to securities repurchase and borrowing activities.

Balance sheet

As at July 31, 2003, total assets were $282 billion, down $18 billion from a year ago. This decrease was almost all due to the stronger Canadian dollar, which rose 13% against the U.S. dollar over the past year. Excluding this, there were lower levels of securities purchased under resale agreements, reductions in corporate loans in the U.S., as well as the effects of the sale of the operations of Scotiabank Quilmes and the securitization of mortgages. However, there was substantial growth in retail lending in Canada, including increases in mortgages of $4 billion and personal loans of $3 billion. As well, there was renewed expansion in Canadian business lending of $1 billion, and higher levels of trading securities. Excluding the impact of foreign currency translation, Scotiabank Inverlat’s mortgage and personal loan portfolios grew more than 35% in the last year, accompanied by increases in the Caribbean.

Compared to the prior quarter, assets fell by $10 billion, mainly due to lower levels of securities purchased under resale agreements and the effect of foreign currency translation. In Canada, there was record growth in residential mortgages, accompanied by continued strength in personal lending.

Liabilities rose by $3 billion from the same quarter of the prior year, after adjusting for the stronger Canadian dollar and the sale of the operations of Scotiabank Quilmes last year. This increase resulted from continued growth in the Bank’s popular Money Master account of $3 billion and higher Canadian current account balances of $3 billion. These were partially offset by lower levels of deposits with other banks and obligations related to assets sold under repurchase agreements.

The surplus of market value over book value in the Bank’s investment securities portfolio improved substantially to $659 million at the end of the current quarter, from $418 million as at April 30, 2003, mainly from higher values in the Bank’s equity portfolio following the rise in North American stock markets.

Capital management

The Bank’s capital position remained very strong. The tangible common equity ratio (which represents common equity less goodwill and intangibles as a percentage of risk-weighted assets) was 8.7% - one of the highest of the Canadian banks, and up substantially from 8.0% a year ago and 8.4% last quarter.

The Tier 1 ratio was 10.6%, an improvement of 80 basis points from the same quarter a year ago and up 30 basis points from last quarter. Tier 1 capital rose in the quarter to $16.7 billion from an increase in retained earnings.

Dividend

The Board of Directors, at its meeting on August 26, 2003, approved a quarterly dividend of 44 cents per common share, payable on October 29, 2003, to shareholders of record as of October 7, 2003.

Other developments

Subsequent to the quarter end, on August 14, much of Ontario and the northeastern United States experienced a major power outage which affected individuals and businesses alike, including Scotiabank. Thanks to effective business continuity plans and outstanding efforts by our employees, we were able to maintain our operations and provide service where possible. Our telephone and online banking services remained operational throughout the blackout. We are confident that this occurrence will not have a material impact on the Bank. We would, however, like to apologize to our customers for any inconvenience. We also wish to thank them - and our employees - for their patience and support.

Outlook

Global economic conditions continue to be sluggish, affecting many of the Bank’s major markets. Soft job markets, a subdued pace of business investment and the ongoing impact of the significant decline in the U.S. dollar are presenting challenges. However, there are increasing signs that the United States is responding to pro-growth monetary and fiscal policies, which should start to build some positive economic momentum, particularly in North America.

Overall, the expected rebound in global economic activity will continue to be uneven over the balance of the year and into 2004. Inflation and interest rates are expected to remain very low by historical standards.

Despite these mixed economic conditions, the Bank remains confident it can achieve its performance targets for the year.

Business Line Highlights

Domestic Banking

Domestic Banking, which includes Wealth Management, continued its steady growth, with net income of $272 million in the third quarter, an increase of 4% over last year. Earnings represented 43% of the Bank’s total net income this quarter. Quarter over quarter, net income rose 3%, following a 4% increase in revenues.

Net interest income was up modestly from last year, as strong ongoing increases in both lending and core deposits were partly offset by a lower margin. Asset growth was led by residential mortgages, including record growth of $2.4 billion in mortgage spot balances this quarter. Revolving credit and business banking also had significant increases.

Other income rose $21 million or 6% year over year, despite the effect of the sale of the merchant acquirer business last year. Retail brokerage revenues rose 22%, after several quarters of weak performance. Compared to last quarter, the growth in other income was even stronger at 13%, led again by retail brokerage, as well as higher transaction-based personal and business fees.

Credit quality remained solid in both the retail and commercial portfolios.

Operating expenses increased slightly from the same quarter last year. After adjusting for the sale of the merchant acquirer business, expenses rose 4% due, in large part, to higher stock and performance-based compensation, and an increase in mortgage acquisition expenses. These factors were also largely responsible for the expense growth over the prior quarter.

Other highlights for the quarter were:
•	Scotiabank led Canada’s major banks for job satisfaction of retail financial advisors, according to a recent report card issued by Investment Executive, Canada’s national newspaper for financial service industry professionals. Scotiabank’s rating was 8.8 - a full point and a half above the industry average. The Bank improved in 18 of 20 categories, with strong gains in the areas of technical efficiency, training and corporate culture.
•	Scotiabank continues to improve the service experience for our small business clients, introducing an online interactive ScotiaOne Business Plan Writer available at scotiabank.com. It provides an interactive step-by-step guide to the construction of a business plan that incorporates the small business owner’s professional and personal goals. As well, an automated process was introduced to make it faster and easier to open a small business account.
•	Our successful customer contact programs continue to expand. Branch sales officers now receive an even wider range of targeted leads - from daily significant deposit triggers to investment solutions and new mortgage prospects. This year, more than 1.3 million leads have been sent electronically to sales officers’ desktops, resulting in incremental sales and higher productivity.
•	We are constantly looking for ways to improve productivity and enhance customer service. For instance:
—	We recently launched a fully integrated online application that allows students to apply for a day-to-day Student Banking Advantage account, credit insurance, a ScotiaLine personal line of credit for students and a Classic VISA.
—	The credit insurance sales process has been automated and streamlined, significantly reducing the time required to complete the insurance application and giving staff more time to spend with customers.
•	Our latest offerings of mutual funds - Scotia Partners Portfolios(R) Funds and Scotia Selected(TM) Funds - have recorded outstanding sales since being launched in December 2002 and April 2003, respectively. Combined sales have reached almost $140 million, an excellent result in a generally weak market.
•	ScotiaMcLeod Direct Investing (SMDI) continues to improve its service levels. In a study published by Gomez Canada, a leading independent consulting firm, SMDI ranked No. 2 among all Canadian direct investing brokerage firms in two key customer segments, representing more than 85% of all direct brokerage clients.
•	To expand industry leadership in the automotive finance market, we continue to aggressively focus on automation as a key service driver for our clients. More than 87% of all floorplan clients now use our Web-based technology, the Flooring Internet Portal, to manage their inventory payouts, administration and payments. In addition to receiving very high customer ratings in independent surveys, the portal received the prestigious 2003 ITX Award for Business Value in June 2003.

Scotia Capital

Scotia Capital earned $193 million in the third quarter, a substantial increase of $137 million over the prior year and $24 million above last quarter, as credit quality continued to improve.

There were record performances in foreign exchange, and debt and equity underwriting, accompanied by solid results in other areas. However, total revenues were 4% lower than a year ago, as a result of a decline in funding spreads, the impact of the strengthening Canadian dollar and a decrease in corporate lending assets.

Provision for credit losses fell again this quarter to $132 million, a significant $220 million decline from the same quarter last year, entirely in the U.S. portfolio. Compared to last quarter, credit losses also improved, with lower provisions in both Canada and Europe. Notwithstanding this improvement, management of credit risk continues to be the top priority for the division.

Total expenses increased 11% from the prior year and 5% from last quarter, due to higher performance-based compensation. Other expenses remained well controlled.

Other highlights for the quarter were:
•	Scotia Capital was the co-lead manager on the $1.0 billion initial public offering (IPO) of the Yellow Pages Income Fund, Canada’s largest telephone directories publisher. The deal, which closed on August 1, was Canada’s largest income trust IPO. Scotia Capital also acted as the co-lead arranger of the company’s $1.3 billion senior credit facilities.
•	Scotia Capital acted as lead arranger on Calpine Corporation’s US$500 million senior debt issue, and as arranger on US$750 million of term loans. The transaction also included a co-manager role in a US$2.5 billion bond issue.
•	In the recent Owens-Illinois Inc. refinancing, Scotia Capital was awarded the co-agent role for the US$1 billion senior secured facilities. We also acted as joint lead arranger for a second US$840 million facility, and served as co-manager on a US$900 million bond issue.
•	Scotia Capital was the co-arranger on the $800 million refinancing of Abitibi Consolidated Inc.’s senior debt facilities. As part of the transaction, we also participated, as co-manager, in a US$500 million bond deal, and arranged related interest rate swaps.
•	We acted as the co-lead manager of the inaugural $300 million senior secured note issue by AltaLink L.P., the Calgary-based company responsible for providing transmission services to approximately 85% of Alberta’s electricity customers.

International

International Banking reported net income of $175 million this quarter, a decrease of $37 million from last year, with the translation effect of a strong Canadian dollar being the major factor. However, results rose $4 million over the prior quarter, notwithstanding the further strengthening of the Canadian dollar against the U.S. dollar this quarter.

Scotiabank Inverlat’s contribution rose sharply over last year and last quarter because the Bank acquired an additional 36% share of Scotiabank Inverlat on April 30, 2003. As well, their earnings rose from strong growth in retail and commercial loans, and core deposits. The results of the Bank’s other operations in Latin America fell both over last year and last quarter, largely due to lower gains on the sale of emerging market bonds.

Caribbean net income was 9% below last year, due mainly to the strengthening of the Canadian dollar against most Caribbean currencies, which overshadowed good results in many units. However, results improved from last quarter as a result of growth in net interest income and lower loan losses.

In Asia, earnings fell below both last year and last quarter, primarily due to fluctuations in credit losses and the strengthening of the Canadian dollar.

Other highlights for the quarter were:
•	In the Dominican Republic, Scotiabank signed an agreement to acquire 40 branches and selected financial assets (including credit card, personal and commercial loan portfolios) and hire 460 employees of Banco Intercontinental. This investment supports our growth strategy in the Spanish-speaking Caribbean and, when completed, will make Scotiabank the fifth-largest private bank in the country in terms of branches.
•	The international banking platform (IBP) that provides state-of-the- art automation (paperless banking) to frontline staff and customers has been successfully piloted in the Caribbean. IBP complements the sales delivery platform by providing staff with online tools designed to proactively meet customer needs. The next phase of implementation is scheduled to begin in the Bahamas in late September, with general rollout to the remaining Caribbean and Central American countries over the next 12 months.
•	In Mexico, Scotiabank Inverlat launched a customer relationship management (CRM) system that will significantly improve its ability to segment its customer base and to allow branch-based sales staff to better match customer needs with the bank’s products and services. This system is based on the Canadian CRM model but has been adapted to the unique characteristics of the Mexican marketplace. Its launch coincides with a realignment of the branch network and management structure to shorten reporting lines and promote an effective sales and service culture.
•	We continue to expand our wealth management operations in the Caribbean with the launch of a private banking centre in the Bahamas, serving the unique and diverse needs of our high net worth clients.

Other

Other segments reported a loss of $14 million this quarter, compared to net income of $34 million last year. This was largely due to a decrease in interest income in Group Treasury following reduced holdings of investment securities. As well, there was an increase in the non-controlling interest following the issuance of additional Scotia BaTS II securities. This expense was offset by a reduction in preferred dividends.

Other Initiatives

Electronic Banking
•	Scotiabank launched Verified by VISA, a global service offered by VISA that provides additional security for Internet purchases by allowing customers to apply a password to their online transactions.
•	Scotiabank was selected as both “Best Consumer Internet Bank” and “Best Corporate/Institutional Internet Bank” in Canada by Global Finance, a U.S.-based publisher specializing in the worldwide financial services industry.

Employees and Human Resources
•	The Scotiabank Group hosted a round table conference on May 13 to launch the first-ever Business Year for Addiction and Mental Health, where business leaders and healthcare experts endorsed a Charter on Mental Health in the Global Economy. Mental ill health is the leading source of disability in the Canadian workplace, costing $11 billion a year in lost business production alone. The charter will be promoted over the coming year to mobilize the private and public sector to help prevent depression, anxiety and addiction.
•	On behalf of the Women’s Executive Network, which represents 8,500 women across Canada, Scotiabank welcomed senior executive women to a meeting in Toronto on July 30, where the results of a recent Environics survey were released. The survey reported that 70% of Canadians feel they have achieved a manageable work-life balance. The Bank is committed to working closely with employees to find creative solutions that help them with their work-life balance.

Community Involvement
•	Scotiabank ranked in the top 10 on a list of Canada’s Best 50 Corporate Citizens compiled by Corporate Knights, a group founded to promote corporate social responsibility among Canadian companies. The ranking was based on criteria that included product safety and business practices, environment, employee relations/diversity, five- year share performance, corporate governance and community.
•	More than 125 frontline fraud fighters, including Scotiabank and ABCs of Fraud volunteers, took part in the “I”s on Fraud national conference in Ottawa on May 9 to explore ways to combat identity theft, Internet fraud and investment scams. Scotiabank’s Canada-wide Fraud Awareness Program: ABCs of Fraud provides seniors with education, awareness and fraud prevention tips. Since the program began in 1996, more than 1,400 presentations have reached over 57,000 people.
•	The first annual Rick Hansen Wheels in Motion event on June 14, sponsored by Scotiabank, involved some 10,000 participants in 200 locations across Canada and raised more than $500,000, with funds still rolling in. Participants wheeled, biked, skated, ran and walked to raise funds and awareness for people with spinal cord injuries.
•	Hong Kong Scotiabank Group employees donated HK$90,000 to the We Care Educational Fund. The fund will be used to address the immediate and long-term education and living expenses of 68 children, ranging from newborns to teenagers, whose parents have died from SARS.
•	Daytrippers Children’s Charity recently funded a school trip for its 5,000th child, and expects to fund more than 40 trips for up to 2,500 children this year. Since 1999, with support from Scotiabank, its founding sponsor, Daytrippers has given students from grades 1 to 8 in Toronto’s low-income neighbourhoods the opportunity to enjoy school trips that otherwise would not have been accessible to them.
•	In Manitoba, Scotiabank contributed $10,000 to support the research and printing of a guide for hiring people with disabilities for small business. The booklet is part of the Hiring Incentive Project promoted by Reaching E-Quality Employment Services of Winnipeg.

Business Line Results Domestic Banking

	For the three months ended			For the nine months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net interest income	$ 866	$ 861	$ 861	$ 2,596	$ 2,546
Provision for credit losses	(71)	(77)	(69)	(224)	(211)
Other income	399	352	378	1,122	1,150
Non-interest expenses	(778)	(738)	(759)	(2,232)	(2,242)
Provision for income taxes	(144)	(134)	(149)	(432)	(448)

Net income	$ 272	$ 264	$ 262	$ 830	$ 795

Average assets ($ billions)	$ 102	$ 100	$ 94	$ 100	$ 92

Return on equity	30.8%	31.0%	28.7%	31.5%	30.6%

Scotia Capital

	For the three months ended			For the nine months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net interest income	$ 315	$ 336	$ 388	$ 970	$ 1,255
Provision for credit losses	(132)	(171)	(352)	(527)	(881)
Other income	330	315	285	994	912
Non-interest expenses	(262)	(250)	(236)	(741)	(774)
Provision for income taxes	(58)	(61)	(29)	(196)	(190)

Net income	$ 193	$ 169	$ 56	$ 500	$ 322

Average assets ($ billions)	$ 116	$ 123	$ 124	$ 120	$ 123

Return on equity	14.2%	11.5%	3.2%	11.3%	7.6%

International Banking

	For the three months ended			For the nine months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net interest income	$ 506	$ 501	$ 521	$ 1,534	$ 1,668
Provision for credit losses	3	(3)	16	(28)	(523)
Other income	174	217	245	584	528
Non-interest expenses	(402)	(440)	(428)	(1,253)	(1,427)
Provision for income taxes	(71)	(66)	(105)	(198)	(145)
Non-controlling interest in net income of subsidiaries	(35)	(38)	(37)	(126)	(104)

Net income	$ 175	$ 171	$ 212	$ 513	$ (3	)(2)

Average assets ($ billions)	$ 50	$ 53	$ 56	$ 53	$ 59

Return on equity	21.7%	21.9%	25.1%	21.2%	(1.1)	%(2)

Other(3)

	For the three months ended			For the nine months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net interest income(4)	$(132)	$(162)	$(108)	$(466)	$(428)
Provision for credit losses	—	3	5	6	15
Other income	106	81	88	308	333
Non-interest expenses	(11)	(1)	28	(11)	31
Provision for income taxes(4)	57	103	43	224	189
Non-controlling interest in net income of subsidiaries	(34)	(32)	(22)	(87)	(40)

Net income	$ (14)	$ (8)	$34	$ (26)	$100

Average assets ($ billions)	$ 16	$ 16	$ 21	$ 17	$ 23

Total

	For the three months ended			For the nine months ended

(Unaudited) ($ millions)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net interest income	$ 1,555	$ 1,536	$ 1,662	$ 4,634	$ 5,041
Provision for credit losses	(200)	(248)	(400)	(773)	(1,600)
Other income	1,009	965	996	3,008	2,923
Non-interest expenses	(1,453)	(1,429)	(1,395)	(4,237)	(4,412)
Provision for income taxes	(216)	(158)	(240)	(602)	(594)
Non-controlling interest in net income of subsidiaries	(69)	(70)	(59)	(213)	(144)

Net income	$ 626	$ 596	$ 564	$ 1,817	$ 1,214

Average assets ($ billions)	$ 284	$ 292	$ 295	$ 290	$ 297

Return on equity	17.7%	17.2%	16.2%	17.2%	11.7%

(1)	The Bank analyzes revenues on a taxable equivalent basis (TEB), which grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis with a corresponding offset in the provision for income taxes. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
(2)	Excluding charges of $540 (after tax) related to Argentina, net income and return on equity for the nine months ended July 31, 2002, were $537 and 21.4%, respectively.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2003 ($75), April 30, 2003 ($67), July 31, 2002 ($71), and for the nine months ended July 31, 2003 ($210), and July 31, 2002 ($200), to arrive at the amounts reported in the Consolidated Statement of Income.

Geographic Highlights
	For the three months ended			For the nine months ended

(Unaudited)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Net income ($ millions)
Canada	$ 375	$ 386	$ 359	$ 1,192	$ 1,218
United States	89	67	(23)	204	(100)
Other international	205	159	244	514	150
Corporate adjustments	(43)	(16)	(16)	(93)	(54)

	$ 626	$ 596	$ 564	$ 1,817	$ 1,214

Average assets ($ billions)
Canada	$ 177	$ 175	$ 165	$ 174	$ 163
United States	32	37	44	36	45
Other international	71	77	81	76	83
Corporate adjustments	4	3	5	4	6

	$ 284	$ 292	$ 295	$ 290	$ 297

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the nine months ended

(Unaudited) ($ millions)	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002

Interest income
Loans	$ 2,473	$ 2,511	$ 2,529	$ 7,606	$ 7,799
Securities	718	753	819	2,205	2,353
Deposits with banks	111	109	135	342	436

	3,302	3,373	3,483	10,153	10,588

Interest expense
Deposits	1,294	1,306	1,360	4,011	4,165
Subordinated debentures	26	42	48	113	158
Other	427	489	413	1,395	1,224

	1,747	1,837	1,821	5,519	5,547

Net interest income	1,555	1,536	1,662	4,634	5,041
Provision for credit losses	200	248	400	773	1,600

Net interest income after provision for credit losses	1,355	1,288	1,262	3,861	3,441

Other income
Deposit, payment and card services	202	184	209	591	623
Investment, brokerage and trust services	157	144	164	453	496
Credit fees	181	171	173	526	502
Investment banking	296	280	239	902	792
Net gain on investment securities	28	54	105	93	195
Securitization revenues	43	20	35	114	97
Other	102	112	71	329	218

	1,009	965	996	3,008	2,923

Net interest and other income	2,364	2,253	2,258	6,869	6,364

Non-interest expenses
Salaries and staff benefits	877	825	814	2,508	2,568
Premises and technology	295	282	282	851	875
Communications and marketing	109	114	120	334	365
Other	172	177	179	513	604
Loss on disposal of subsidiary operations	—	31	—	31	—

	1,453	1,429	1,395	4,237	4,412

Income before the undernoted	911	824	863	2,632	1,952
Provision for income taxes	216	158	240	602	594
Non-controlling interest in net income of subsidiaries	69	70	59	213	144

Net income	$ 626	$ 596	$ 564	$ 1,817	$ 1,214

Preferred dividends paid and other	10	24	27	61	81

Net income available to common shareholders	$ 616	$ 572	$ 537	$ 1,756	$ 1,133

Average number of common shares outstanding (thousands):
Basic	505,226	503,494	504,755	504,418	504,468
Diluted	513,750	511,252	513,533	512,430	513,365

Net income per common share (in dollars):
Basic	$ 1.22	$ 1.14	$ 1.07	$ 3.48	$ 2.25
Diluted	$ 1.20	$ 1.12	$ 1.05	$ 3.43	$ 2.21

Consolidated Balance Sheet

	As at

(Unaudited) ($ millions)	July 31 2003	April 30 2003	October 31 2002	July 31 2002

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$ 1,301	$ 1,312	$ 1,664	$ 1,396
Interest-bearing deposits with banks	15,776	15,554	16,582	18,035
Precious metals	2,188	1,877	2,027	1,764

	19,265	18,743	20,273	21,195

Securities
Investment	19,186	20,023	21,602	22,692
Trading	40,435	38,509	34,592	34,098

	59,621	58,532	56,194	56,790

Loans
Residential mortgages	59,189	57,300	56,295	56,231
Personal and credit cards	25,325	24,647	23,363	22,445
Business and governments	68,762	72,931	77,181	79,841
Securities purchased under resale agreements	22,843	30,269	32,262	31,935

	176,119	185,147	189,101	190,452
Allowance for credit losses	3,498	3,576	3,430	3,877

	172,621	181,571	185,671	186,575

Other
Customers’ liability under acceptances	6,956	7,611	8,399	8,135
Land, buildings and equipment	2,019	2,054	2,101	2,141
Trading derivatives’ market valuation	14,639	16,193	15,821	16,997
Goodwill	348	371	299	349
Other intangible assets	282	290	305	313
Other assets	6,409	6,335	7,317	7,262

	30,653	32,854	34,242	35,197

	$282,160	$291,700	$296,380	$299,757

Liabilities and shareholders’ equity
Deposits
Personal	$ 77,144	$ 76,783	$ 75,558	$ 75,765
Business and governments	90,398	87,488	93,830	93,507
Banks	22,742	24,947	26,230	28,236

	190,284	189,218	195,618	197,508

Other
Acceptances	6,956	7,611	8,399	8,135
Obligations related to securities sold under repurchase agreements	27,904	35,777	31,881	32,767
Obligations related to securities sold short	9,640	9,141	8,737	9,768
Trading derivatives’ market valuation	14,144	15,871	15,500	15,930
Other liabilities	13,463	14,288	15,678	14,931
Non-controlling interest in subsidiaries	2,335	2,318	1,912	1,888

	74,442	85,006	82,107	83,419

Subordinated debentures	2,701	3,073	3,878	3,896

Shareholders’ equity
Preferred shares	800	800	1,275	1,575
Common shares	3,130	3,063	3,002	2,993
Retained earnings	10,803	10,540	10,500	10,366

	14,733	14,403	14,777	14,934

	$282,160	$291,700	$296,380	$299,757

Consolidated Statement of Changes in Shareholders’ Equity

	For the nine months ended

(Unaudited) ($ millions)	July 31 2003	July 31 2002

Preferred shares
Bank:
Balance at beginning of period	$ 1,025	$ 1,525
Redeemed	(475)	(200)

Balance at end of period	550	1,325
Scotia Mortgage Investment Corporation	250	250

Total	800	1,575

Common shares
Balance at beginning of period	3,002	2,920
Issued	145	92
Purchased for cancellation	(17)	(19)

Balance at end of period	3,130	2,993

Retained earnings
Balance at beginning of period	10,500	9,913
Cumulative effect of adoption of new accounting standard for goodwill and
other intangible assets	—	(76)

	10,500	9,837
Net income	1,817	1,214
Dividends: Preferred	(42)	(81)
Common	(626)	(545)
Net unrealized foreign exchange gains/(losses)	(692)	98
Premium on redemption and purchase of shares	(144)	(154)
Other	(10)	(3)

Balance at end of period	10,803	10,366

Total shareholders’ equity at end of period	$ 14,733	$ 14,934

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the nine months ended

Sources and (uses) of cash flows (Unaudited) ($ millions)	July 31 2003	July 31 2002	July 31 2003	July 31 2002

Cash flows from operating activities
Net income	$ 626	$ 564	$ 1,817	$ 1,214
Adjustments to net income to determine net cash flows	292	459	971	1,682
Net accrued interest receivable and payable	68	218	311	(227)
Trading securities	(2,323)	1,479	(6,973)	(6,608)
Trading derivatives’ market valuation, net	(183)	(1,053)	(261)	(634)
Other, net	(1,397)	1,128	(1,128)	(30)

	(2,917)	2,795	(5,263)	(4,603)

Cash flows from financing activities
Deposits	3,315	1,052	4,123	12,922
Obligations related to securities sold under repurchase agreements	(6,998)	(1,329)	(1,428)	2,867
Obligations related to securities sold short	498	1,126	1,002	3,314
Subordinated debenture redemptions/repayments	(343)	(1,071)	(1,059)	(1,421)
Capital stock issued	67	14	145	92
Capital stock redeemed/purchased for cancellation	—	(310)	(636)	(373)
Cash dividends paid	(233)	(213)	(668)	(626)
Other, net	(257)	(888)	(472)	149

	(3,951)	(1,619)	1,007	16,924

Cash flows from investing activities
Interest-bearing deposits with banks	(531)	(274)	(350)	(1,092)
Investment securities	571	2,777	1,081	3,226
Loans, excluding securitizations	6,145	(4,257)	2,623	(16,189)
Loan securitizations	705	858	1,836	1,363
Land, buildings and equipment, net of disposals	(21)	(40)	(77)	26
Other, net(1)	(6)	—	(471)	(46)

	6,863	(936)	4,642	(12,712)

Effect of exchange rate changes on cash and cash equivalents	(23)	(4)	(104)	(79)

Net change in cash and cash equivalents	(28)	236	282	(470)
Cash and cash equivalents at beginning of period	899	255	589	961

Cash and cash equivalents at end of period	$ 871	$ 491	$ 871	$ 491

Represented by:
Cash and non-interest-bearing deposits with banks	$ 1,301	$ 1,396
Cheques and other items in transit, net liability	(430)	(905)

Cash and cash equivalents at end of period	$ 871	$ 491

Cash disbursements made for:
Interest	$ 1,727	$ 2,026	$ 5,438	$ 6,155
Income taxes	$ 24	$ 147	$ 311	$ 617

(1)	For the three months ended July 31, 2003, includes investment in subsidiaries of $6 (July 31, 2002 - nil), less cash and cash equivalents at the date of acquisition of nil (July 31, 2002 - nil). For the nine months ended July 31, 2003, includes investment in subsidiaries of $471 (July 31, 2002 - $61), less cash and cash equivalents at the date of acquisition of nil (July 31, 2002 - $15).

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out in the 2002 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.

1.	New accounting policies:

Stock-based compensation

The Canadian Institute of Chartered Accountants (CICA) issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank adopted this standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans. The transition to this new standard had no impact on these interim consolidated financial statements on the date of adoption.

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors.

In the first quarter, the Bank granted employee stock options with stock appreciation rights (a tandem SAR feature). These allow the employees to either exercise the stock option for shares, or to exercise the tandem SAR and thereby receive the intrinsic value of the stock option in cash. Changes to the Bank’s obligation under the tandem SAR feature, as a result of changes in the Bank’s common share price, are expensed in salaries and staff benefits in the Consolidated Statement of Income over the vesting period, similar to the accounting for the Bank’s other stock-based compensation plans.

In the first quarter, the Bank also retroactively attached tandem SARs to the employee stock options granted in fiscal 2002; all other terms and conditions remained unchanged. These stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date the tandem SARs were retroactively attached.

Stock options granted prior to November 1, 2002, which do not have tandem SAR features continue to be accounted for by the Bank in accordance with the accounting policies used in its year-end financial statements.

Beginning November 1, 2002, the cost associated with stock options granted under the non-officer directors’ stock option plan (which do not have tandem SAR features) are expensed using a fair-value-based method. In the first quarter, the Bank granted 38,000 directors’ stock options, which vested immediately. The associated cost of $0.5 million was determined using a Black-Scholes pricing model and was recorded in other non-interest expenses.

Sale of performing loans

In the first quarter, a new accounting policy was established for the sale of performing loans, one of the Bank’s credit risk management strategies. The Bank records gains or losses on the sale of performing loans in other income. Gains or losses on sales of impaired loans are reported in the provision for credit losses. Losses on sales of performing loans were $5 million and $13 million for the three and nine-month periods ended July 31, 2003, respectively.

2.	Future accounting change:

Consolidation of variable interest entities (VIEs)

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. A VIE is an entity (a) where the equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.

The guideline will be effective for the Bank’s interim financial statements commencing February 1, 2004. The impact of these changes on the Bank has not yet been determined.

3.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for the operating segments are presented above.

4.	Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to 25 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2004, or the date the Bank completes its purchases. The Bank did not purchase any of its common shares during the quarter. For the nine months ended July 31, 2003, 2.8 million common shares were purchased at an average price of $50.67.

On January 29, 2003, the Bank redeemed $225 million Series 8 Non- cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

On February 13, 2003, the Bank completed a third issue of Scotiabank Trust Securities in the amount of $750 million, which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

On March 24, 2003, $116 million 8.1% subordinated debentures matured.

On April 1, 2003, the Bank redeemed all of its $600 million 5.4% subordinated debentures.

On April 28, 2003, the Bank redeemed $250 million Series 9 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

On May 1, 2003, US$250 million 6.875% subordinated debentures matured.

5.	Investment in subsidiary

On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat in Mexico to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. The allocation of the purchase price to the fair values of the identifiable assets and liabilities has not yet been completed.

6.	Guarantees

In February 2003, the CICA issued an accounting guideline on the disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure. This new guideline was effective for the Bank commencing February 1, 2003. As this guideline requires disclosure only, there was no impact on the Consolidated Statement of Income and Consolidated Balance Sheet.

A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

As at July 31, 2003 ($ millions)	Maximum potential amount of future payments(1)	Carrying value

Standby letters of credit and performance guarantees	14,628	—
Derivative instruments	1,308	26
Liquidity facilities	15,911	—
Securitizations	2,565	—
Indemnifications	442	13
Other guarantees	4	—

(1)	The maximum potential amount of future payments represent those guarantees that can be quantified and excludes other guarantees that cannot be quantified.

Standby letters of credit and performance guarantees

Standby letters of credit and performance guarantees represent an irrevocable obligation to pay a third party when a customer does not meet its contractual financial or performance obligations. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have terms of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Credit enhancements

The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits administered by the Bank and by third parties. As at July 31, 2003, these credit enhancements amounted to $818 million and are included within standby letters of credit and performance guarantees in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Securitizations

The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average two years. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.

Indemnifications

(i) Business dispositions

From time to time, the Bank has sold all or part of the assets of certain divisions. As is customary in purchase and sale agreements, as the seller, the Bank may indemnify the purchaser for certain aspects of its past conduct of the business, third-party claims, or any undisclosed liabilities, including tax liabilities. As well, the Bank may agree, in order to facilitate a transaction, to arrangements where the legal liability to a third party for performance by the purchaser remains with the Bank for a period of time. Appropriate indemnities to the Bank are obtained from the purchaser. Often, the term and amount of the Bank’s indemnifications are limited only in part by the agreements. Therefore, this prevents the Bank from estimating the maximum potential amount the Bank could be required to pay. As at July 31, 2003, $13 million was included in other liabilities in the Consolidated Balance Sheet with respect to these indemnities.

(ii) Value transfer networks (VTNs)

The Bank is a member of numerous VTNs (payment, clearing and settlement systems, as well as securities exchanges), including, in Canada, the Automated Clearing Settlement System and the Large Value Transfer System (LVTS), both operated by the Canadian Payments Association, as well as many others around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of another member’s default on its obligations or, in certain cases, to cover the default of the Bank’s own customers. The indemnification clauses are often standard contractual or by-law terms that were entered into in the ordinary course of business. In the case of LVTS, there is a stated maximum potential amount which has been reflected in the table above. However, in many cases, there are no stated amounts or limits to the amount of indemnification.

No events triggering the contingent obligation to indemnify have occurred. As a result of the nature of these indemnities, other than for LVTS, the Bank cannot estimate the maximum potential amount it could be required to pay to the counterparties, nor the amount of collateral and assets available under recourse provisions that would mitigate any such payment. There are no amounts reflected in the Consolidated Balance Sheet with respect to these indemnities.

(iii) Other indemnification agreements

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, sales of assets, outsourcing agreements, leasing arrangements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition, undisclosed liabilities, loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them are difficult to predict. Therefore, the maximum potential future amount the Bank could be required to pay cannot be estimated. Historically, any payments made under these indemnities have been insignificant. There are no amounts reflected in the Consolidated Balance Sheet with respect to these indemnities.

Share Capital
(thousands of shares)	July 31, 2003

Preferred shares outstanding:
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia
Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by
BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by
Scotiabank Capital Trust	750	(1)
Series 2003-1 trust securities issued by
Scotiabank Capital Trust	750	(1)

Common shares outstanding	506,127

Outstanding options granted under the Stock
Option Plans to purchase common shares	24,490	(2)

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.
(2)	Included are 6,491 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2002, consolidated financial statements presented in the 2002 Annual Report and Note 4, above, of this report.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2003

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our Web site: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, August 26, 2003, at 3:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll-free, at 1-800-814-4853 (please call five to 15 minutes in advance). In addition, an audio Webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations(at)scotiabank.com.

A telephone replay of the conference call will be available from August 26, 2003, to September 9, 2003, by calling (416) 640-1917 and entering the identification code 21012086 followed by the number sign. The archived audio Webcast will be available on the Bank’s Web site for three months.

Forward-looking statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward- looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925 Fax: (416) 866-4988 E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-800-564-6253 Fax: 1-888-453-0330 E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.) Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado 80401 U.S.A. Telephone: 1-800-621-3777

Co-Transfer Agent (United Kingdom) Computershare Investor Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH United Kingdom Telephone: +44 870 702 0003 Fax: +44 870 703 6101

For other shareholder enquiries, please contact Secretary’s Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-4790 Fax: (416) 866-5090 E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version francaise

Le Rapport annuel et les etats financiers periodiques de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’etiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

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/For further information: Sabi Marwah, Senior Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; David Scott, Public Affairs, (416) 866-6203